EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL RECEIVES $4.5 MILLION IN HOMELAND SECURITY ORDERS

YAHUD, ISRAEL, September 10th, 2012 - Magal S3 (NASDAQ GMS: MAGS) announced today that it recently received $4.5 million in new orders for homeland security applications, the majority of which were from previous customers of Magal.

One of the orders is for a smart PIDS (Perimeter Intrusion Detection System) solution for a prison in Latin America. The rest of the orders, including one for a safe city solution, were for homeland security applications in Israel,

Eitan Livneh, President and CEO of Magal S3, commented: “I am encouraged that our customers continue to look toward Magal to address their diverse homeland security needs and order from us time and again. It is clear that our continuous commitment to achieving customers' satisfaction is a key factor in our continued success in obtaining follow-up orders.”

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com